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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*





                          The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   640204 20 2
                                   640204 30 1
           ----------------------------------------------------------
                                 (CUSIP Number)


                                 Eric P. Geller
                             Harcourt General, Inc.
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                 (617) 232-8200


--------------------------------------------------------------------------------

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                October 22, 1999
     -----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-(f) or 13d-1(g), check the following box.

Note: See Rule 13d-7(b) for other parties to whom copies are to be sent. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13D

CUSIP No. 640204 20 2                                                Page 2 of 7
         -------------
          640204 30 1
         -------------


  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Harcourt General, Inc.
               I.D. No. 04 1619609
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

                 N/A
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                                    Class A Common Stock:      4,988,542
                                    Class B Common Stock:      0
                       --------------------------------------------------------
  NUMBER OF            (8)     SHARED VOTING POWER
   SHARES                           Class A Common Stock:      0
 BENEFICIALLY                       Class B Common Stock:      0
  OWNED BY             --------------------------------------------------------
    EACH               (9)     SOLE DISPOSITIVE POWER
  REPORTING                         Class A Common Stock:      4,988,542
 PERSON WITH                        Class B Common Stock:      0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                    Class A Common Stock:      0
                                    Class B Common Stock:      0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                Class A Common Stock:      4,988,542
                Class B Common Stock:      0
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Class A Common Stock:      18.1%
                Class B Common Stock:      0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
                CO
          ---------------------------------------------------------------------


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                                                                    Page 3 of 7



     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 12 (this "Amendment") amends and supplements the Schedule 13D originally filed on September 8, 1987, as amended (as amended from time to time, the "Statement"), on behalf of Harcourt General, Inc. ("Harcourt General"), which was formerly known as General Cinema Corporation, as set forth below.


ITEM 1. SECURITY AND ISSUER.
        --------------------

     Item 1 of the Statement is hereby amended by deleting the information set forth therein and replacing it with the following:

     The classes of equity securities to which this Statement relates are the Class A Common Stock, par value $.01 per share, of The Neiman Marcus Group, Inc., a Delaware corporation ("NMG") (the "Class A Common Stock") and the Class B Common Stock, par value $.01 per share, of NMG (the "Class B Common Stock"). The principal executive offices of NMG are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02467.


ITEM 4. PURPOSE OF TRANSACTION.
        -----------------------

     Item 4 of the Statement is hereby amended by adding the following at the end thereof:

     On May 14, 1999, the Board of Directors of Harcourt General approved a plan to spin-off most of Harcourt General's controlling equity position in NMG to its common stockholders in a tax-free distribution (the "Distribution"). In order for the Distribution to be tax-free to Harcourt General and its stockholders, Harcourt General was required to own, at the time of the Distribution, capital stock of NMG having the right to elect at least 80% of the NMG Board of Directors, and was required to distribute all of such stock to its stockholders in a single transaction. Accordingly, a recapitalization plan for NMG was effected (the "Recapitalization"), in which the NMG Restated Certificate of Incorporation was amended to create a new class of common stock, the Class B Common Stock, having the right to elect at least 82% of the NMG Board. The Class B Common Stock was issued to Harcourt General in exchange for 21,440,960 of the 26,429,502 shares of NMG Common Stock, par value $.01 per share (the "NMG Common Stock") held by Harcourt General, by means of the merger of a wholly-owned subsidiary of Harcourt General with and into NMG, with NMG as the surviving corporation. All other outstanding shares of NMG Common Stock, including 4,988,542 shares of NMG Common Stock retained by Harcourt General, were converted in the Merger into Class A Common Stock. The Recapitalization was effective as of September 30, 1999. Pursuant to the Recapitalization, Harcourt General's 26,429,502 shares of NMG Common Stock were converted into 4,988,542 shares of Class A Common Stock and 21,440,960 shares of Class B Common Stock.

     On September 30, 1999, the Board of Directors of Harcourt General declared a dividend of all of the


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                                                                    Page 4 of 7

shares of Class B Common Stock held by Harcourt General to be distributed to holders of record of Harcourt General common stock as of October 12, 1999. The Distribution was effected on October 22, 1999. As a result of the Distribution, Harcourt General now owns 4,988,542 shares of Class A Common Stock, representing 18.1% of the total outstanding shares of Class A Common Stock, and 10.2% of the total outstanding shares of Class A Common Stock and Class B Common Stock, and owns no shares of Class B Common Stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        -------------------------------------

     Items 5(a), (b) and (c) of the Statement are hereby amended by adding the following at the end thereof:

     (a) Harcourt General is the beneficial owner of 4,988,542 shares of Class A Common Stock, representing 18.1% of the total outstanding shares of Class A Common Stock, and 10.2% of the total outstanding shares of Class A Common Stock and Class B Common Stock.

          Harcourt General does not beneficially own any shares of Class B Common Stock.

     (b) Except as otherwise provided in Item 6 below, Harcourt General has the sole power to vote or to direct the vote of 4,988,542 shares of Class A Common Stock, and has the sole power to dispose or to direct the disposition of 4,988,542 shares of Class A Common Stock.

     (c) On October 22, 1999, Harcourt General distributed all 21,440,960 shares of the Class B Common Stock held by Harcourt General to holders of record of Harcourt General Common Stock and Harcourt General Class B Stock as of October 12, 1999. Each holder of record received .3013 of a share of Class B Common Stock for each share of Harcourt General Common Stock and Harcourt General Class B Stock. Harcourt General has retained 4,988,542 shares of Class A Common Stock.


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ----------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        -------------------------

     Harcourt General and NMG have previously entered into an Amended and Restated Distribution Agreement, dated as of July 1, 1999 (the "Amended and Restated Distribution Agreement"), pursuant to which the Distribution was effected. Under the terms of the Amended and Restated Distribution Agreement, Harcourt General has agreed to vote all of its shares of Class A Common Stock on all matters in proportion to the votes cast affirmatively or negatively by all other holders of Class A Common Stock. In addition, Harcourt General has agreed, for a two-year period following the Distribution, to provide NMG with a right of first offer to purchase the shares of Class A Common Stock held by Harcourt General under certain circumstances. A copy of the Amended and Restated Distribution Agreement is attached hereto as Exhibit 1. Such document is incorporated by reference into this Item 6 and the foregoing description is qualified in its entirety by reference to such Exhibit.


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                                                                    Page 5 of 7


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        ---------------------------------

Exhibit        Description
-------        -----------

1 Amended and Restated Distribution Agreement, dated as of July 1, 1999, between Harcourt General, Inc. and The Neiman Marcus Group, Inc.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By: /s/  Eric P. Geller
                                      ------------------------------------------
                                      ERIC P. GELLER,
                                      Senior Vice President, General Counsel
                                      and Secretary





October 28, 1999



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                                                                    Page 7 of 7

                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

1 Amended and Restated Distribution Agreement, dated as of July 1, 1999, between Harcourt General, Inc. and The Neiman Marcus Group, Inc.